Filed Pursuant to Rule 433

Registration No. 333-192048

CHASE ISSUANCE TRUST

Class A(2015-3)

Transaction Summary Dated April 22, 2015

Issuing Entity:	Chase Issuance Trust

Notes Offered:	Class A(2015-3)

Principal Amount:	$775,000,000

Interest Rate:	One-month LIBOR plus 0.25% p.a.

Pricing Date:	April 22, 2015

Expected Issuance Date:	April 29, 2015

First Interest Payment Date:	May 15, 2015

Interest Payment Dates:	Monthly on the 15th (unless the 15th is not a business day, in which case it will be the next business day)

Scheduled Principal Payment Date:	April 17, 2017

Legal Maturity Date:	April 15, 2019

Price to Public:	$775,000,000 (or 100.00000%)

Underwriting Discount:	$1,550,000 (or 0.20000%)

Proceeds to the Issuing Entity:	$773,450,000 (or 99.80000%)

Selling Concessions:	0.12000%

Reallowance:	0.06000%

Weighted Average Life:	1.97 years

ERISA Eligible:	Yes (subject to important considerations described in the prospectus)

Lead Underwriter:	J.P. Morgan Securities LLC

Co-Managers:	Mitsubishi UFJ Securities (USA), Inc. RBC Capital Markets, LLC

The issuing entity has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuing entity has filed with the SEC for more complete information about the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Chase Bank USA, National Association, the issuing entity, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (866) 669-7629 or by emailing the ABS Syndicate Desk at abs_synd@jpmorgan.com.